

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 21, 2009

Mr. David A. Minella
Chairman and Chief Executive Officer
Propsect Acquisition Corp.
9130 Galleria Court, Suite 318
Naples, Florida 34109

      Re: Prospect Acquisition Corp.
              Amendment No. 1 to Registration Statement on Form S-4
              Filed October 16, 2009
              File No. 333-162116

Dear Mr. Minella:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 1 in our letter dated October 9, 2009. Based on the timetable provided in your response, please advise us the latest date on which all holders of shares and warrants, including beneficial holders, as applicable, would be in receipt of the proxy statement/prospectus and the number of business and calendar days such holders will have to review the materials prior to casting their votes, or delivering their notices of election to convert their shares or exchange their warrants, as applicable. We note disclosure indicating that stockholders and warrantholders must provide their notice of election or tender, as applicable, prior to the annual meeting. Please also advise us if company can modify the current table to provide

such holders with additional time with which to make an investment decision, such as by expediting printing, distribution and dissemination by the various parties involved, including Broadridge, or providing internet and/or telephone voting up until the night prior to November 13, 2009. In light of the information you provide in response to this comment, please advise us why you believe the time period provided to both warrant and stockholders is sufficient in order for them to make a reasonably informed investment decision.

2. We note your response to comment 4 in our letter dated October 9, 2009. With respect to:

- the first, second, third and sixth factors of the Wellman test referenced in your response, please indicate with greater specificity the number of holders the company's founders and affiliates intend to solicit; the percentage of the issuer's stock the founders and affiliates may purchase; the price per share the founders and affiliates will offer holders and the period of time offers will be open. Provide the maximum figures if you cannot predict with greater specificity.

- the seventh factor, please advise when you anticipate holders who elect conversion of their shares would receive cash consideration from the company.

3. We note your response to comment 6 in our letter dated October 9, 2009 and reissue that comment. Your prospectus should be written in compliance with the plain English rules. See Rule 421 of Regulation C. We note that you continue to use defined terms throughout your prospectus, including those with common meanings such as "Warrant Amendment," "Public Warrants" and "Cash Amount." We also note your use of embedded lists and small Roman numerals in parentheses. Please refer to our Staff Legal Bulletin No. 7A on Plain English Disclosure for additional guidance and revise your disclosure accordingly.

Outside Front Cover Page of Prospectus

4. We note your response to comment 7 in our letter dated October 9, 2009 and reissue that comment. The cover page is still very detailed. Information that is not required by Item 501 of Regulation S-K is more appropriate in the prospectus summary or the body of the prospectus. Please further limit the cover page.

5.   We note your response to comment 8 in our letter dated October 9, 2009 and reissue
     that comment in part. You still make reference to a deadline for stockholders to
     request information. Please clarify the information to which this statement relates or
     delete the statement. You must include all required and material information in the
     proxy statement and prospectus.

Summary of the Material Terms of the Merger, page 1

6.   We have reviewed your response to comment 13 in our letter dated October 9, 2009.
     In light of your discussion of the fair market value of Kennedy-Wilson in the section
     of the prospectus titled "The Merger Proposal," it appears that the term "aggregate
     value" is not an appropriate, balanced measure. Please remove this term and
     disclosure from the prospectus.

Questions and Answers for Prospect Stockholders and Warrantholders about the
Proposals, page 5

7.   We note your response to comment 12 in our letter dated October 9, 2009. The
     Q&A and the summary of the proxy statement/prospectus beginning on page 20
     continue to repeat much of the same information. Please revise to eliminate
     repetition between your Q&A and summary sections.

When do you expect the Merger to be completed, page 13

8.   In your next amendment, please include the anticipated dates of the merger and
     meetings.

Summary of the Proxy Statement/Prospectus, page 20

Kennedy-Wilson, page 21

9.   We note your additional disclosure regarding a new joint venture between Kennedy-
     Wilson and a private equity firm. Please include similar disclosure in Kennedy-
     Wilson's business section on page 193.

10. Please expand your disclosure regarding the status of the equity commitments of up
     to $108 million. If the potential joint venture is targeting this amount but does not
     currently have any commitments, please revise your disclosure to clarify this or
     remove the reference to $108 million. Please clarify the nature of the commitments.
     For example, disclose if the commitments are binding or non-binding.

The Merger and the Merger Proposal, page 22

11. We note your response to comment 14 in our letter dated October 9, 2009. Please revise your disclosure to discuss the aspect of Kennedy-Wilson's business that was not contemplated in your IPO registration statement.

Selected Unaudited Pro Forma Condensed Consolidated Financial Statements, page 40

12. We have considered your response to our prior comment 17. Please confirm for us that the warrants, as they currently stand, cannot be net cash settled.

Risk Factors, page 47

Risks Related to Kennedy-Wilson's Business and Operations Following the Merger, page 47

13. We note that you have included risk factors regarding Kennedy-Wilson's business and operations in California and Japan. We further note that Kennedy-Wilson also focuses on other areas of the United States, such as Hawaii. Please include a risk factor that discusses the risks associated with owning and operating real estate properties in Hawaii, such as the fluctuation in tourism, and its resulting effect on the state's economy, the isolated location of Hawaii and the potential for natural disasters.

Special Meeting of the Prospect Warrantholders and Special Meeting of the Prospect Stockholders, page 72

Actions That May Be Taken to Secure Approval of Prospect's Stockholders and Warrantholders, page 80

14. We note your response to comment 26 in our letter dated October 9, 2009 and reissue that comment in part. Please discuss the basis for providing incentives to some shareholders but not all shareholders of the same class of securities.

15. We note your response to comment 26 in our letter dated October 9, 2009. Please clarify if you will share voting information with affiliates, Kennedy-Wilson and Kennedy-Wilson shareholders.

16. We note your disclosure in this section that Prospect will not enter into any such arrangement and no funds in its trust account will be used to make such purchases or to fund other such arrangements. On page 101, however, you make reference to costs associated with incentives and non-cash arrangements that might be considered by Prospect to influence stockholder votes and guide the outcome of approval.

Please describe these potential expenditures in this section. Please also revise your disclosure to explain this potential inconsistency.

The Merger Proposal, page 86

Management Bonuses, page 87

17. We note your response to comment 27 in our letter dated October 9, 2009. Please explain in this section why only Mr. McMorrow and Ms. Ricks are potentially entitled to receive cash bonuses upon the consummation of the merger.

The Guardian Note, page 88

18. Please disclose the issuer of the Guardian Note.

19. Please disclose the current outstanding principal balance and accrued interest of the Guardian Note and your estimate of the amount of shares of common stock into which the note will be convertible following the merger.

Background on the Merger, page 90

20. We have reviewed your response to comments 33 and 52 in our letter dated October 9, 2009 and reissue those comments as they relate to forecasts and projections. We further note that both the board and Houlihan Smith took into account financial forecasts and projections for Kennedy-Wilson. Please disclose the financial forecasts and projections that were relied upon by the board and Houlihan in making their determinations regarding the merger.

Prospect's Board of Directors' Reasons for Approval of the Merger, page 98

21. We note your response to comment 37 in our letter dated October 9, 2009 and reissue that comment in part. We note that these companies are different than the ones used in Houlihan Smith's comparison. Please explain why.

22. We note your disclosure on page 99 that "in the context of a publicly traded market valuation the EBITDA and earnings multiple approach will be more relevant measure." Please explain your rationale for this belief and describe the conversations with your financial advisors that led you to this conclusion.

23. We note your response to comment 38 in our letter dated October 9, 2009 and reissue that comment in part. Please further expand your disclosure as to how the board reached its conclusion. We note that the board determined that Kennedy-Wilson's fair market value was at least equal to $242.5 million, which is the same

amount in the trust account. As disclosed, Houlihan Smith determined that the fair market value of Kennedy-Wilson was at least equal to $194 million. Please specifically note in the prospectus that the fair market value that the board used in making its determination was different than that of Houlihan Smith.

24. We note that the disclosure regarding your valuation is based upon the infusion of capital that will be provided to Kennedy-Wilson in this transaction. The inclusion of this infusion of capital does not appear reasonable in determining the fair market value of Kennedy-Wilson as a stand alone entity. Please disclose how Kennedy-Wilson has a fair market value that meets the 80% test without receiving the capital infusion.

25. We note your response to comment 41 in our letter dated October 9, 2009 and we reissue it in its entirety. Please provide more disclosure about the board's determination that the consideration to be paid by Prospect was fair to its stockholders.

Comparable Company and Comparable Transaction Valuation Metrics, page 101

26. We note your response to comment 43 in our letter dated October 9, 2009 and reissue that comment. Please quantify the valuations determined for Jones Lang LaSalle, CB Richard Ellis and The Blackstone Group and explain how those valuation metrics factored into the board's determination.

Satisfaction of 80% Test, page 102

27. We note your response to comment 46 in our letter dated October 9, 2009 and reissue that comment. Please describe the "financial analysis Prospect generally used."

Kennedy-Wilson Board of Directors' Reasons for Approving the Merger, page 105

28. We note your response to our prior comment 48 regarding a discussion and copy of the opinion of Berkshire Capital Securities LLC and reissue that comment. Please see Item 4(b) of Form S-4.

Fairness Opinion, page 109

29. We note your response to comment 53 in our letter dated October 9, 2009 and your additional disclosure on page 113 regarding the promissory note owed by Mr. McMorrow, the bonuses and the Guardian note. However, there is still very little disclosure about Houlihan Smith's determination that the consideration to be paid by

Prospect in conjunction with the merger is fair. Please provide more details about Houlihan Smith's determination regarding the consideration to be paid.

Income Approach – Discounted Cash Flow Method, page 113

30. We note your response to comment 54 in our letter dated October 9, 2009 and reissue that comment. Disclose the net cash flows, the projected period and the net interest bearing debt and relevant underlying data. Also, you have not quantified the tax shield created by the revised depreciation. Please revise accordingly. Consider presenting the information in tabular or another useful format.

Market Approach, page 114

31. We note your response to comment 55 in our letter dated October 9, 2009 and reissue that comment. Please revise your disclosure to quantify the relevant underlying data used by Houlihan Smith in this approach. Consider presenting the information in tabular or another useful format.

Tax Consequences of the Merger to United States Holders of Kennedy-Wilson Stock, page 119

32. We note your response to comment 62 in our letter dated October 9, 2009.   Counsel continues to state that "[i]f the merger is treated as such a reorganization . . . ." Please revise.

Business of Kennedy-Wilson, page 193

KW Investments, page 182

33. We note your response to comment 69 in our letter dated October 9, 2009. Please expand your disclosure regarding Kennedy-Wilson's method of operating its real estate properties.

34. We note your response to comment 70 in our letter dated October 9, 2009. We further note that Kennedy-Wilson generally acquires real estate through joint ventures. Please include its ownership percentage of the three materially important property investments listed on page 195.

35. Please also tell us how you determined that that these three properties are the only material ones for Kennedy-Wilson.

36. Please update your disclosure to indicate if Kennedy-Wilson has sold any units in The Mercury building as of the date of this prospectus.

Kennedy-Wilson's Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 205

Kennedy-Wilson Consolidated Financial Results and Comparison of six months ended June 30, 2009 and six months ended June 30, 2008

Revenues, page 211

37. We have read your response to comment 76 in our letter dated October 9, 2009. We are still unclear why gains on sales of properties would not be more appropriately presented as a component of other income and expense on the face or your income statement.

Executive Compensation, page 224

Kennedy-Wilson Executive Compensation, page 224

38. We note your response to comment 78 in our letter dated October 9, 2009. Please note that Kennedy-Wilson's CD&A should fully explain how and why a named executive officer received the compensation that he or she did. For example, you state that the increases to base salary were based on evaluations of the named executive officers' performances for 2008. Please specifically highlight what aspects of each individual named executive officer's performance were considered and why the compensation committee decided to award the compensation that it did based upon that performance. Please review your CD&A and revise accordingly.

39. On page 225, you indicate that Kennedy-Wilson's compensation committee also took into account the compensation practices of similar companies. Please clarify if you benchmark compensation and identify the peer companies. If you have benchmarked different elements of your compensation against different peer groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted range, include an explanation.

40. On page 226, you indicate that Kennedy-Wilson's 2008 financial performance was significantly lower than it was in 2007. Please clarify if specific targets were used to determine performance-based compensation or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K

41. Please expand your discussion of Mr. Schlesinger's annual bonus. We note that his bonus was "[b]ased on an evaluation of Mr. Schlesinger's individual performance

and the performance of his business unit." Please discuss what aspects of both his individual performance and also his business unit's performance were considered in making his bonus determination.

2009 Stock Option Grants, page 228

Executive Compensation Actions in Connection with the Merger, page 229

42. We note that the amount of stock option awarded to Mr. Lyle has been increased since your initial filing. Please explain when this event occurred and why.

Annex A

Agreement and Plan of Merger by and among Prospect Acquisition Corp., KW Merger Sub Corp. and Kennedy-Wilson, Inc.

43. We note your response to comment 91 in our letter dated October 9, 2009. Please supplementally provide us with the following omitted schedules:

- Section 2.12(a) – Real Property;

- Section 2.16 – Transactions with Affiliates and Employees;

- Section 2.18(b) – Material Contracts; and

- Section 2.24 Brokers – Schedule of Fees and Expenses.

Part II – Information Not Required in Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-5

44. We note your response to comment 92 in our letter dated October 9, 2009. Please note that Item 601(b)(10) requires that *all* material contracts be filed in their entirety. Your response indicates that omitted schedules and exhibits are not material to investors, however, you do not indicate that the contracts themselves are no longer material. To extent that contracts with omitted schedules and exhibits are still material, please file them in their entirety. If you determine that any contracts are no longer material to investors, please remove them from your exhibit list.

45. We note your response to our prior comment 49. Please include the "board books" and other relevant materials as exhibits to the registration statement as required by Item 21(c) of Form S-4.

Exhibit 5.1

46. We note that you have filed the legality opinion prepared by Bingham McCuthchen LLP. Within the opinion, counsel states that the opinion "is issued for the benefit of the persons to whom it is addressed." The opinion is addressed to "Ladies and Gentlemen." Please clarify to whom it is addressed, such as the board of directors, shareholders, etc.

Exhibit 8.1

47. We note that you have revised Exhibit 8.2 in response to comments 95 and 96 in our letter dated October 9, 2009. Please file a revised version of Exhibit 8.1 with your next amendment.

* * * *

　　　　As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Floyd Wittlin, Esq.
    Laurie A. Cerveny, Esq.
    Bingham McCutchen LLP
    Via facsimile (617) 951-8736